August 5, 2013

Larry Greene

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

RE:	ACP Strategic Opportunities Fund, LLC, 2013 Form SCH-TO ACP Funds Trust 2013, Form SCH-TO

 Please reference:

The ACP Strategic Opportunities Fund II, LLC	CIK: 0001166203
The ACP Funds Trust	CIK: 1205686

The File /Film numbers of the filings that are the subject of the request:

The ACP Strategic Opportunities Fund II, LLC	005-80250-13947523	Filed 7/02/2013
The ACP Funds Trust	005-81274-13947234	Filed 7/02/2013

Dear Mr. Greene:

In a telephone conversation with Stephanie Davis occurring on Wednesday, July 17, 2013 you provided suggested revisions with respect to the 2013 Form SCH-TO (hereinafter, the “Filings”) for the ACP Strategic Opportunities Fund, LLC (hereinafter, the “Master Fund”) and the ACP Funds Trust (hereinafter, the “Funds Trust”). Your requests (numbered for convenience) are followed by the response of Ascendant Capital Partners, the Funds’ investment manager and sponsor (hereinafter, “ACP”) are as follows:

1.	In the ACP Funds Trust SCH-TO filed on 7/2/2013, the Trust needs to clearly state in the Offer to Purchase and Letter of Transmittal that the ACP Institutional Series Strategic Opportunities Fund is a “Series of the ACP Funds Trust.”

Response: In the ACP Funds Trust Offer to Purchase and Letter of Transmittal of the SCH-TO, it will now be clearly stated that the ACP Institutional Series is a “Series of the ACP Funds Trust”. Each header will now include the phrase “A Series of the ACP Funs trust” as show below:

ACP Funds Trust Offer to Purchase as of ______________

Up to twenty-five percent (25%) of the Shares of the

ACP Institutional Series Strategic Opportunities Fund

A Series of the ACP Funds Trust

at Net Asset Value

2.	All references to a “Prospectus” should be changed to “Confidential Private Placement Memorandum” in both above listed SCH-TO documents.

Response: In response to your concern about using the word “Prospectus” in the SCH-TO documents, we have changed all references now to read “Confidential Private Placement Memorandum.”

3.	The term “Master Fund” needs to be defined in the Offer to Purchase, Summary Term Sheet Section for the ACP Funds Trust SCH-TO.

Response: The below listed paragraph has been added as a second bullet point to the Summary Term Sheet listed in the ACP Funds Trust Schedule-TO document.

  The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware Statutory Trust. The ACP Institutional Series Strategic Opportunities Fund is a series of the Trust. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust. The Fund invests substantially all its assets in the ACP Strategic Opportunities Fund II, LLC (the “Master Fund”), which is conducting a contemporaneous offer to purchase up to twenty-five percent (25%) of its issued and outstanding beneficial interests at net asset value (the “Master Fund Purchase Offer”). The Adviser also serves as investment adviser for the Master Fund.
In response to your question “what does subscription mean,” these funds are purchased though a subscription process. Investors must be accredited investors and fill out the appropriate subscription paperwork. The Funds may accept subscriptions for Shares / Units on the first day of each month, but are under no obligation to do so and can reject any subscription.

As stated in the Funds’ Confidential Private Placement Memorandum, the Funds are not registered under the Securities Act of 1933 (the “1933 Act”), but they are registered under the Investment Company Act of 1940 (the “1940 Act”). Therefore, the Funds are offered through private placements. There are no limitations on continued offerings of private placements, and the Funds may be offered to an unlimited number of accredited investors.  Section 24 of the 1940 Act only applies to securities registered under the 1933 Act.

Please note that in responding to the above-referenced comments:

  ACP is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  ACP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours,

Gary Shugrue

President

Ascendant Capital Partners